UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2013

Commission File Number:  000-54728

              Avrupa Minerals Ltd.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

410 – 325 Howe Street

Vancouver, BC Canada V6C 1Z7

604.687.3520

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ☐ No ☒

Exhibits

The following exhibits are included in this Form 6-K:

99.1

Press Release, dated December 11, 2012

99.2

Press Release, dated January 30, 2013

99.3

Press Release, dated March 1, 2013

99.4

Press Release, dated March 5, 2013

99.5

Press Release, dated March 4, 2013

99.6

Press Release, dated March 21, 2013

99.7

Press Release, dated March 28, 2013

99.8

Press Release, dated April 18, 2013

99.9

Notice of Meeting, dated March 22, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2013	AVRUPA MINERALS LTD.

	By:	/s/ Winnie Wong
Name: Winnie Wong
Title: Chief Financial Officer

2